UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Yes  ☐    N   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    N  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Reports Results for Third Quarter Fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 2, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

THIRD QUARTER FISCAL 2006

LAVAL, Quebec (November 2, 2006) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the third quarter of fiscal 2006, ended September 30, 2006. All figures are in Canadian dollars unless otherwise stated.

Update on U.S. Regulatory Approval Process for Once-Daily Tramadol

The Company’s top priority remains the approval of its once-daily tramadol formulation in the U.S. Following receipt of the Approvable Letter for once-daily tramadol on September 28, 2006, Labopharm has initiated discussions with the U.S. Food and Drug Administration (FDA) to resolve the FDA’s issues. The Company expects these discussions to continue until it has identified the most appropriate course of action to obtain final approval.

“We have had an initial meeting with the FDA regarding our Approvable Letter for once-daily tramadol and are making progress toward determining the appropriate path forward in pursuit of final regulatory approval,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We understand that the lack of information with regard to this matter is frustrating to our shareholders, however, we firmly believe that providing detailed disclosure at this time would be counterproductive to the approval process.”

Update on European Commercialization Program for Once-Daily Tramadol

•	United Kingdom – Labopharm has made its first shipment of product to its marketing partner for the United Kingdom, Recordati, which is scheduled to launch the product in early 2007.

•	Italy – Labopharm’s product has received price approval for Italy. The Company expects to make its first shipment of product imminently, with launch of the product scheduled before the end of the year.

•	France, Spain, and Belgium – Labopharm expects to begin shipping product to its marketing partners in France, Spain, and Belgium before the end of the year, with launches scheduled for early 2007.

Labopharm also expects additional launches throughout Europe by its marketing partner CSC Pharmaceuticals over the next six months.

NDS for Once-Daily Tramadol Accepted for Review in Canada – Labopharm’s New Drug Submission (NDS) for its once-daily formulation of tramadol was accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period.

Financial Results

Revenue for the third quarter of 2006 was $3.3 million compared with $72,000 for the third quarter of fiscal 2005. Product sales were $1.1 million and consisted of sales of the Company’s once-daily tramadol product to HEXAL AG for distribution in Germany and to CSC Pharmaceuticals for distribution in the Czech Republic and Slovakia. The Company did not have product sales in the third quarter of fiscal 2005. Licensing revenue for the third quarter was $2.2 million, representing a portion of previously received up-front and milestone payments from the Company’s licensing and distribution partners for the U.S. and Europe, which are being recognized over the term of the Company’s obligations under those arrangements. Licensing revenue for the third quarter of fiscal 2005 was $11,000.

Research and development expenses before tax credits for the third quarter of fiscal 2006 decreased to $3.4 million from $4.7 million for the third quarter of fiscal 2005. The decrease was primarily due to the incurrence of costs related to the Company’s clinical trial program for once-daily tramadol and for the validation of the commercial manufacturing process for once-daily tramadol at a second manufacturer in the corresponding period of last year. The decrease was partially offset by a general increase in the Company’s research and development capacity. Tax credits for the third quarter of fiscal 2006 decreased to $779,000 from $838,000 for the corresponding quarter of fiscal 2005.

Selling, general and administrative costs for the third quarter of fiscal 2006 increased to $4.1 million from $2.7 million for the third quarter of fiscal 2005. The increase for the quarter is primarily due to higher headcount and related compensation expense as the Company transitions from a research and development company to a commercial operation. Increased costs were also incurred for executive and board of directors recruitment, severance costs, patent consulting fees and incremental costs resulting from the NASDAQ listing. Financial expenses for the quarter were $0.6 million compared with $0.8 million for the third quarter of fiscal 2005. The decrease was the result of the declining balances of the Company’s term loan and capital leases. Income tax expense for the quarter was $0.6 million compared to $0.3 million for the third quarter of fiscal 2005.

Net loss for the third quarter of fiscal 2006 decreased to $4.4 million, or $0.08 per share, from $7.5 million, or $0.18 per share, for the third quarter of fiscal 2005.

Cash, cash equivalents and short-term investments as at September 30, 2006 were $106.3 million, compared with $34.9 million as at December 31, 2005. The increase was primarily the result of the generation of net proceeds of $103.5 million from the cross-border equity financing completed in May 2006.

For the nine-month period ended September 30, 2006, revenue was $10.7 million compared with $0.8 million for the corresponding period of fiscal 2005. Product sales were $4.0 million and licensing revenue was $6.7 million, representing a portion of previously received up-front and milestone payments from the Company’s licensing and distribution partners for the U.S. and Europe. Licensing revenue for the corresponding period of fiscal 2005 was $0.8 million.

Research and development expenses before tax credits for the first nine months of fiscal 2006 were $14.3 million compared to $14.5 million for the first nine months of fiscal 2005. The decrease was primarily due to lower clinical trial activity during the first nine months of 2006, which was partially offset by a general increase in the Company’s research and development capacity, as well as consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol.

Selling, general and administrative costs for the nine months of fiscal 2006 increased to $11.1 million from $7.9 million for the corresponding period of fiscal 2005. The increase is consistent with the rationale provided for the three-month period. Financial expenses for the first nine months of the year were $2.1 million compared with $1.2 million for the first nine months of last year. Income tax expense for the first nine months of the year was $1.2 million compared to $0.3 for the first nine months of last year.

Net loss for the first nine months of fiscal 2006 decreased to $16.7 million, or $0.33 per share, from $22.3 million, or $0.52 per share, for the corresponding period of fiscal 2005.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 680-2444	Tel: (416) 815-0700
mdsouza@labopharm.com	jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at Sept. 30, 2006 $	As at Dec. 31, 2005 $
ASSETS
Current
Cash and cash equivalents	15,518	20,282
Short-term investments	90,750	14,611
Accounts receivable	3,343	532
Research and development tax credits receivable	1,558	875
Income tax receivable	437	426
Inventories	5,999	2,188
Prepaid expenses and other assets	1,135	452

Total current assets	118,740	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,193	10,280
Intangible assets	3,195	3,231
Deferred financing costs	202	364
Future tax assets	71	—

	133,673	54,512

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	7,421	10,090
Current portion of deferred revenue	9,177	9,067
Current portion of obligations under capital leases	91	83
Current portion of long-term debt	4,029	3,383

Total current liabilities	20,718	22,623

Deferred revenue	14,822	20,834
Obligations under capital leases	5,771	5,840
Long-term debt	4,384	7,818

Total liabilities	45,695	57,115

Shareholders’ equity (deficiency)
Common shares, no par value, unlimited shares authorized, 56,747,963 and 43,673,863 issued and outstanding as at September 30, 2006 and as at December 31, 2005, respectively	241,588	135,631
Contributed surplus	7,674	6,350
Deficit	(161,284)	(144,584)

Total shareholders’ equity (deficiency)	87,978	(2,603)

	133,673	54,512

CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars, except share and per share amounts]	Sept. 30, 2006 $	Sept. 30, 2005 $	Sept. 30, 2006 $	Sept. 30, 2005 $
REVENUE
Product sales	1,097	—	4,044	—
Cost of goods sold, including depreciation expense of $18 and $34 for the three months and the nine months ended September 30, 2006 respectively [2005 - nil]	709	—	2,301	—

Gross profit on product sales	388	—	1,743	—
OTHER REVENUE
Licensing	2,229	11	6,672	762
Research and development contracts	—	61	—	61

	2,617	72	8,415	823
EXPENSES AND OTHER INCOME
Research and development expenses	3,390	4,676	14,286	14,537
Government assistance	(779)	(838)	(1,820)	(1,583)

	2,611	3,838	12,466	12,954
Selling, general and administrative expenses	4,069	2,682	11,060	7,854
Financial expenses	644	758	2,056	1,168
Depreciation and amortization	412	416	1,242	1,235
Interest income	(1,271)	(110)	(2,277)	(347)
Foreign exchange gain	(50)	(221)	(643)	(33)

	6,415	7,363	23,904	22,831

LOSS BEFORE INCOME TAXES	(3,798)	(7,291)	(15,489)	(22,008)
Income taxes :
Current	598	258	1,282	259
Future	(35)	—	(71)	—

NET LOSS FOR THE PERIOD	(4,361)	(7,549)	(16,700)	(22,267)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.08)	(0.18)	(0.33)	(0.52)

Weighted average number of shares outstanding	56,747,093	43,003,982	50,938,493	42,809,354

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars]	Sept. 30, 2006 $	Sept. 30, 2005 $	Sept. 30, 2006 $	Sept. 30, 2005 $
OPERATING ACTIVITIES
Net loss for the period	(4,361)	(7,549)	(16,700)	(22,267)
Items not affecting cash:
Depreciation of property, plant and equipment	375	381	1,105	1,131
Amortization of intangible assets	55	35	171	104
Amortization of deferred financing costs	51	40	162	40
Financial expenses	—	134	—	134
Unrealized foreign exchange gain	(74)	(206)	(547)	(25)
Future income taxes	(35)	—	(71)	—
Stock-based compensation	492	153	1,857	800

	(3,497)	(7,012)	(14,023)	(20,083)
Net change in non-cash operating items	(6,274)	940	(15,941)	1,311

	(9,771)	(6,072)	(29,964)	(18,772)

INVESTING ACTIVITIES
Acquisition of short-term investments	(73,741)	(4,591)	(99,138)	(8,389)
Disposals of short-term investments	2,500	—	2,500	958
Maturities of short-term investments	4,585	6,451	20,499	23,654
Acquisition of property, plant and equipment	(437)	(391)	(1,018)	(749)
Acquisition of intangible assets	(25)	(41)	(690)	(127)

	(67,118)	1,428	(77,847)	15,347

FINANCING ACTIVITIES
Repayment of capital lease obligations	(21)	(24)	(61)	(114)
Proceeds from issuance of capital stock	120	330	114,664	1,190
Issuance costs of capital stock	(1,456)	—	(9,240)	—
Repayment of long-term debt	(903)	—	(2,307)	—
Proceeds from issuance of long-term debt	—	—	—	11,586
Proceeds from issuance of warrants	—	—	—	731
Deferred financing costs	—	(320)	—	(474)

	(2,260)	(14)	103,056	12,919

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(12)	(395)	(9)	(645)
Net increase (decrease) in cash and cash equivalents	(79,161)	(5,053)	(4,764)	8,849
Cash and cash equivalents, beginning of period	94,679	16,711	20,282	2,809

Cash and cash equivalents, end of period	15,518	11,658	15,518	11,658

Cash flows include the following items:
Interest paid	483	467	1,542	877
Income taxes paid	31	—	145	1